Exhibit 99.6

FOR IMMEDIATE RELEASE
            Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize to Support UAE Exchange with Financial Crime Solutions
Addressing Anti-Money Laundering and Integrated Fraud Management

Actimize AML solutions, coupled with the Actimize Integrated Fraud Management Platform, provide real-time alerts for money laundering and fraud scenarios

New York, September 16, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, will support the Abu Dhabi headquartered UAE Exchange, with a portfolio of financial crime solutions, including Actimize Anti-Money Laundering and Actimize Integrated Fraud Management (IFM) solutions. The NICE Actimize AML and Fraud implementations are currently being rolled out across the financial institution’s operations around the world. UAE Exchange primarily deals with remittance, currency exchange and bill payment solutions.

“At UAE Exchange, our objective has always been to strengthen our ability to fight financial crime by investing in proven compliance and monitoring systems,” said Promoth Manghat, CEO, UAE Exchange. “We were looking for AML sanction screening, customer due diligence and transaction monitoring systems that could be implemented across our branches globally. These solutions are being customized and integrated with our own technology architecture, transaction systems and fraud management so as to reduce monitoring costs, improve investigative efficiency and provide comprehensive regulatory coverage. We are glad to associate with NICE Actimize and further augment our compliance program.”

Core to UAE Exchange’s new corporate compliance implementation will be NICE Actimize’s Suspicious Activity Monitoring, Customer Due Dilgence and Watch List Filtering capabilities. With these solutions, the financial institution will leverage improved analytics within the Actimize transaction monitoring system to increase flexibility during the customer on-boarding process.

The enhanced functionality available within Actimize’s Suspicious Activity Monitoring and Customer Due Diligence solutions will allow the institution to more efficiently address evolving money laundering and terrorism financing threats. These systems, coupled with the Actimize Integrated Fraud Management Platform, will also provide UAE Exchange real-time alerts for money laundering and fraud scenarios.

“As we expand our global footprint to leading financial institutions such as UAE Exchange, we are seeing an increased demand for solutions that provide a holistic, integrated approach to fighting financial crime across anti-money laundering, terrorist financing and fraud,” said Joe Friscia, President of NICE Actimize. “At the same time, our customers want to implement solutions that reduce operational risk while reducing total cost of ownership.”

“Our team of former compliance officers and other subject matter experts stays current with the rapidly evolving global regulatory environment,” said Ed Sander, Global VP and General Manager, Anti-Money Laundering, NICE Actimize. “We believe that the mission of UAE Exchange and NICE Actimize are perfectly aligned in their common objective to protect financial institutions and their customers in emerging markets from a range of financial crimes, including money laundering schemes and similar concerns.”

For more information on NICE Actimize’s proven Financial Crime and Compliance Solutions in Fraud Prevention, Anti-Money Laundering, Financial Markets, and Enterprise Risk Management please visit our web site.

About UAE Exchange
UAE Exchange is a leading global remittance, foreign exchange and payment solutions brand. It is also the widest globally networked remittance brand with over 750 branches spread across 31 countries in 5 continents. Its strong correspondent banking relationship with over 140 global banks adds to the might. Over 9000 professionals representing over 40 nationalities, strive to achieve excellence and bring delight to its over 7.9 million customers worldwide. This penchant for quality has won UAE Exchange the ISO certified brand and many other global awards for quality & business excellence. For more information, please visit www.uaeexchange.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Sander, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.